                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                            -----------------------

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                               H.J. Heinz Company
                                (Name of Issuer)

                          Common Stock, $.25 par value
                         (Title of Class of Securities)

                                  423074-10-3
                                 (CUSIP Number)

                             Paul J. Bschorr, Esq.
                                Dewey Ballantine
                          1301 Avenue of the Americas
                              New York, NY  10019
                             (Phone:  212-259-8000)
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 24, 1995
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))


                              Page 1 of 19 Pages

                                                              Page 2 of 19 Pages


                                      13D

1:   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Howard Heinz Endowment

2:   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)[x]
                                                                          (b)[ ]

3:   SEC USE ONLY

4:   SOURCE OF FUNDS*
     N/A

5:   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                            [ ]

6:   CITIZENSHIP OR PLACE OF ORGANIZATION
     Pennsylvania

                     NUMBER OF SHARES BENEFICIALLY OWNED BY
                           EACH REPORTING PERSON WITH

7:   SOLE VOTING POWER
     8,663,231

8:   SHARED VOTING POWER
     -0-

9:   SOLE DISPOSITIVE POWER
     8,663,231

10:  SHARED DISPOSITIVE POWER
     -0-

11:  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     8,663,231

12:  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/*/[ ]


13:  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.5%

14:  TYPE OF REPORTING PERSON/*/
     CO

                   /*/ SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 3 of 19 Pages

                                      13D

1:   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Vira I. Heinz Endowment

2:   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP/*/                  (a)[x]
                                                                          (b)[ ]

3:   SEC USE ONLY

4:   SOURCE OF FUNDS/*/
     N/A

5:   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                            [ ]

6:   CITIZENSHIP OR PLACE OF ORGANIZATION
     Pennsylvania

                     NUMBER OF SHARES BENEFICIALLY OWNED BY
                           EACH REPORTING PERSON WITH

7:   SOLE VOTING POWER
     4,367,460

8:   SHARED VOTING POWER
     -0-

9:   SOLE DISPOSITIVE POWER
     4,367,460

10:  SHARED DISPOSITIVE POWER
     -0-

11:  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,367,460

12:  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/*/[ ]

13:  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.8%

14:  TYPE OF REPORTING PERSON/*/
     CO

                   /*/ SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 4 of 19 Pages

                                      13D

1:   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Heinz Family Foundation

2:   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP/*/                  (a)[x]
                                                                          (b)[ ]

3:   SEC USE ONLY

4:   SOURCE OF FUNDS/*/
     N/A

5:   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                            [ ]

6:   CITIZENSHIP OR PLACE OF ORGANIZATION
     Pennsylvania

                     NUMBER OF SHARES BENEFICIALLY OWNED BY
                           EACH REPORTING PERSON WITH

7:   SOLE VOTING POWER
     485,922

8:   SHARED VOTING POWER
     -0-

9:   SOLE DISPOSITIVE POWER
     485,922

10:  SHARED DISPOSITIVE POWER
     -0-

11:  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     485,922

12:  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/*/[ ]

13:  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .2%

14:  TYPE OF REPORTING PERSON/*/
     CO

                  /*/   SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 5 of 19 Pages

                                      13D

1:   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     H. John Heinz III Revocable Trust No. 1

2:   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP/*/                  (a)[x]
                                                                          (b)[ ]

3:   SEC USE ONLY

4:   SOURCE OF FUNDS/*/
     N/A

5:   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                            [ ]

6:   CITIZENSHIP OR PLACE OF ORGANIZATION
     Pennsylvania

                     NUMBER OF SHARES BENEFICIALLY OWNED BY
                           EACH REPORTING PERSON WITH

7:   SOLE VOTING POWER
     1,883,639

8:   SHARED VOTING POWER
     -0-

9:   SOLE DISPOSITIVE POWER
     1,883,639

10:  SHARED DISPOSITIVE POWER
     -0-

11:  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,883,639

12:  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/*/[ ]


13:  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .8%

14:  TYPE OF REPORTING PERSON/*/
     OO

                  /*/   SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 19 Pages

                                      13D

1:   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     H. John Heinz III Descendants' Trust (No. 1)

2:   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP/*/                  (a)[x]
                                                                          (b)[ ]

3:   SEC USE ONLY

4:   SOURCE OF FUNDS/*/
     N/A

5:   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                            [ ]

6:   CITIZENSHIP OR PLACE OF ORGANIZATION
     Pennsylvania

                     NUMBER OF SHARES BENEFICIALLY OWNED BY
                           EACH REPORTING PERSON WITH

7:   SOLE VOTING POWER
     -0-

8:   SHARED VOTING POWER
     -0-

9:   SOLE DISPOSITIVE POWER
     -0-

10:  SHARED DISPOSITIVE POWER
     -0-

11:  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -0-

12: CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/*/[ ] SEE INSTRUCTIONS BEFORE FILLING OUT!


13:  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0%

14:  TYPE OF REPORTING PERSON/*/
     OO
                  /*/   SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 7 of 19 Pages

                                      13D

1:   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     H.J. Heinz II Charitable and Family Trust

2:   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP/*/                  (a)[x]
                                                                          (b)[ ]

3:   SEC USE ONLY

4:   SOURCE OF FUNDS/*/
     N/A

5:   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                            [_]

6:   CITIZENSHIP OR PLACE OF ORGANIZATION
     Pennsylvania

                     NUMBER OF SHARES BENEFICIALLY OWNED BY
                           EACH REPORTING PERSON WITH

7:   SOLE VOTING POWER
     2,197,000

8:   SHARED VOTING POWER
     -0-

9:   SOLE DISPOSITIVE POWER
     2,197,000

10:  SHARED DISPOSITIVE POWER
     -0-

11:  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,197,000

12:  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/*/


13:  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .9%

14:  TYPE OF REPORTING PERSON/*/
     OO

                  /*/   SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 19 Pages

                                      13D

1:   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     H.J. Heinz II Family Trust

2:   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP/*/                  (a)[x]
                                                                          (b)[ ]

3:   SEC USE ONLY

4:   SOURCE OF FUNDS/*/
     N/A

5:   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                            [_]

6:   CITIZENSHIP OR PLACE OF ORGANIZATION
     Pennsylvania

                     NUMBER OF SHARES BENEFICIALLY OWNED BY
                           EACH REPORTING PERSON WITH

7:   SOLE VOTING POWER
     1,729,724

8:   SHARED VOTING POWER
     -0-

9:   SOLE DISPOSITIVE POWER
     1,729,724

10:  SHARED DISPOSITIVE POWER
     -0-

11:  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,729,724

12:  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/*/


13:  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .7%

14:  TYPE OF REPORTING PERSON/*/
     OO

                  /*/   SEE INSTRUCTIONS BEFORE FILLING OUT!

          The joint Schedule 13D dated June 22, 1995, as amended pursuant to Amendment No. 1 to such Schedule 13D dated July 27, 1995 of the Howard Heinz Endowment, the Vira I. Heinz Endowment, the Heinz Family Foundation, the H. John Heinz III Revocable Trust No. 1, the H. John Heinz III Descendants' Trust (No.
1), the H.J. Heinz II Charitable and Family Trust and the H.J. Heinz II Family Trust is hereby amended as follows:



Item 4. Purpose of Transaction.

          The first three paragraphs of Item 4 are hereby amended and restated as follows:

          "On August 24, 1995, the Group closed a public offering of an aggregate of 12,750,000 shares at a purchase price of $41.125 per share (net of underwriters' discounts and commissions). Since the members of the Group have achieved their goal of selling a portion of their shares in order to diversify their investments, the Group is dissolving effective the date hereof."



Item 5. Interest in Securities of the Issuer.

          Item 5(a) is hereby amended and restated as follows:

          "The Howard Heinz Endowment beneficially owns 8,663,231 shares of Common Stock which is 3.5% of the 246,239,778 shares of Common Stock which are believed to be the total number of shares outstanding on the date hereof. The beneficial ownership interest of each of the directors and executive officers of the Howard Heinz Endowment is described on Exhibit A and is incorporated by reference herein.

          The Vira I. Heinz Endowment beneficially owns 4,367,460 shares of Common Stock which is 1.77% of the 246,239,778 outstanding shares. The beneficial ownership interest of each of the directors and executive officers of the Vira I. Heinz Endowment is described on Exhibit B and is incorporated by reference herein.

          The Foundation beneficially owns 485,922 shares of Common Stock which is 0.2% of the 246,239,778 outstanding shares. The beneficial ownership interest of each of the directors and executive officers of the Foundation is described on Exhibit C and is incorporated by reference herein.

          The Revocable Trust beneficially owns 1,883,639 shares of Common Stock which is 0.8% of the 246,239,778 outstanding shares. The beneficial ownership interest of each of the trustees of the Revocable Trust is described on Exhibit D and is incorporated by reference herein.

          The Descendants' Trust does not beneficially own any shares of Common Stock. The beneficial ownership interest of each of the trustees of the Descendants' Trust is described on Exhibit E and is incorporated by reference herein.

          The Charitable and Family Trust beneficially owns 2,197,000 shares of Common Stock which is 0.9% of the 246,239,778 outstanding shares. The beneficial ownership interest of each of the trustees of the Charitable and Family Trust is described on Exhibit H and is incorporated by reference herein.

          The Family Trust beneficially owns 1,729,724 shares of Common Stock which is 0.7% of the 246,239,778 outstanding shares. The beneficial ownership interest of each of the trustees of the Family Trust is described on Exhibit I and is incorporated by reference herein.

                            ----------------------

                               Page 9 of 19 Pages

          The Group owns 19,326,976 shares of Common Stock which is 7.9% of the 246,239,778 shares outstanding as set forth in the Issuer's most recently available filing with the Securities and Exchange Commission."

          Item 5(b) is hereby amended and restated as follows:

          "The voting and dispositive power of each member of the Group is as set forth below, and the voting and dispositive power of each director, executive officer, and trustee of the members of the Group is described on Exhibit A-E and H-I and is incorporated by reference herein:

                                          Shared                       Shared
                               Sole Vote   Vote   Sole Disposition  Disposition
                               ---------  ------  ----------------  -----------

Howard Heinz Endowment         8,663,231     -0-      8,663,231         -0-

Vira I. Heinz Endowment        4,367,460     -0-      4,367,460         -0-

Foundation                       485,922     -0-        485,922         -0-

Recoverable Trust              1,883,639     -0-      1,883,639         -0-

Descendants' Trust                   -0-     -0-            -0-         -0-

Charitable and Family Trust    2,197,000     -0-      2,197,000         -0-
Family Trust                   1,729,724     -0-      1,729,724         -0-"

          Item 5(c) is hereby amended and restated as follows:

          "Except as described in Item 4 hereof, no member of the Group has effected any transaction in shares of Common Stock during the sixty day period preceding the date of this Statement. Information on transactions by each of the directors, executive officers, and trustees of each member of the Group is described on Exhibit A-E and H-I and is incorporated by reference herein."


Item 7.   Material to be Filed as Exhibits.

          Item 7 is hereby amended by adding the following new paragraph at the end thereof:

          "Exhibit J, which appears on page [   ] of this Schedule 13D, contains
a copy of the amended agreement of the Group and the Issuer regarding the terms of the proposed public offering (see Exhibit G hereto)."

                              Page 10 of 19 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this Statement is true, complete and correct.


Dated August 28, 1995

                                 HOWARD HEINZ ENDOWMENT



                                 By:   /s/ Jack E. Kime
                                     --------------------------------
                                     Name:  Jack E. Kime
                                     Title: Chief Financial Officer

                                 VIRA I. HEINZ ENDOWMENT


                                 By:   /s/ Jack E. Kime
                                     --------------------------------
                                     Name:  Jack E. Kime
                                     Title: Chief Financial Officer


                                 HEINZ FAMILY FOUNDATION



                                 By:   /s/ Jack E. Kime
                                     --------------------------------
                                     Name:  Jack E. Kime
                                     Title: Chief Financial Officer


                                 H. JOHN HEINZ III REVOCABLE TRUST NO. 1



                                 By:   /s/ W.B. Ouzts
                                     --------------------------------
                                     Name:  W.B. Ouzts
                                     Title: First Vice President of Mellon Bank,
                                            N.A. Co-Trustee

                              Page 11 of 19 Pages

                                 H. JOHN HEINZ III DESCENDANTS' TRUST
                                  (NO. 1)



                                 By:   /s/ W.B. Ouzts
                                     --------------------------------
                                     Name:  W.B. Ouzts
                                     Title: First Vice President of Mellon Bank,
                                            N.A. Co-Trustee


                                 H.J. HEINZ II CHARITABLE AND FAMILY
                                  TRUST



                                 By:   /s/ W.B. Ouzts
                                     --------------------------------
                                     Name:  W.B. Ouzts
                                     Title: First Vice President of Mellon Bank,
                                            N.A. Co-Trustee


                                 H.J. HEINZ II FAMILY TRUST



                                 By:   /s/ W.B. Ouzts
                                     --------------------------------
                                     Name:  W.B. Ouzts
                                     Title: First Vice President of Mellon
                                            Bank, N.A. Co-Trustee

                              Page 12 of 19 Pages

         The third paragraph of Exhibit A is hereby amended and restated as follows:

         "(1) Mrs. Teresa Heinz has shared voting and dispositive power with respect to 4,367,460 shares of Common Stock as a director of the Vira I. Heinz Endowment (1.8% of the outstanding Common Stock); has shared voting and dispositive power with respect to 345,999 shares of Common Stock as co-executor of the Estate of Henry John Heinz III (the "Estate") (0.1% of the outstanding Common Stock); has sole voting and dispositive power with respect to 485,922 shares of Common Stock that are held by the Foundation (0.2% of the outstanding Common Stock); has shared voting and dispositive power with respect to 1,883,639 shares of Common Stock that are held by the Revocable Trust (0.8% of the outstanding Common Stock); has shared voting and dispositive power with respect to 2,197,000 shares of Common Stock that are held by the Charitable and Family Trust (0.9% of the outstanding Common Stock); has shared voting and dispositive power with respect to 1,729,724 shares of Common Stock that are held by the Family Trust (0.7% of the outstanding Common Stock); and has shared voting and dispositive power with respect to 767,615 shares of Common Stock that are held by seven trusts (0.3% of the outstanding Common Stock)."

         The sixth and seventh paragraph of Exhibit A are hereby amended and restated as follows:

         "(4) Mr. Rea has shared voting and dispositive power with respect to 4,367,460 shares of Common Stock as a director of the Vira I. Heinz Endowment (1.8% of the outstanding Common Stock); and has shared voting and dispositive power with respect to 655,804 shares of Common Stock that are held in a private foundation (0.3% of the outstanding Common Stock).

         (5) As of March 31, 1995, Mellon Bank Corporation and its subsidiaries (one of which, Mellon Bank, N.A., has appointed Ms. Robinson as a director of the Howard Heinz Endowment) had sole voting power over 2,603,000 shares of Common Stock (1.1% of the outstanding Common Stock); shared voting power over 14,944,000 shares of Common Stock (6.1% of the outstanding Common Stock); sole dispositive power over 17,170,000 shares of Common Stock (7.0% of the outstanding Common Stock); and shared dispositive power over 16,043,000 shares of Common Stock (6.5% of the outstanding Common Stock)."

         The eighth paragraph of Exhibit A is hereby amended by adding the following between the name, citizenship, address and present principal occupation of Linda K. Smith and James M. Walton:

              "John Taylor
              (Director, Investment Policy,
              Heinz Family Office)
              3200 CNG Tower
              625 Liberty Avenue
              Pittsburgh, PA 15222
              Citizenship:  United States"

                              Page 13 of 19 Pages

         The fourth paragraph of Exhibit D is hereby amended and restated as follows:

         "Set forth below are the numbers of shares purchased and sold by Mellon Bank, N.A. during the last 60 days, broken down on a weekly basis:

                     Purchased      Sold
                     ---------     ------

Week of June 19        48,900      33,700

Week of June 26        81,900      12,300

Week of July 3         28,700      11,400

Week of July 10         7,100      29,985

Week of July 17       346,300      11,350

Week of July 24        46,475      58,204

Week of July 31        19,350      24,950

Week of August 7        3,500         900

                              Page 14 of 19 Pages

     The third paragraph of Exhibit E is hereby amended and restated as follows:

     "Ms. Dolores Senanis has shared voting and dispositive power with respect to 345,999 shares of Common Stock as co-executor of the Estate (0.1% of the outstanding Common Stock); has shared voting and dispositive power with respect to 535,827 shares of Common Stock held in thirteen trusts (0.2% of the outstanding Common Stock); and has sole voting and dispositive power with respect to 1,550 shares of Common Stock (less than 0.1% of the outstanding Common Stock)."

                              Page 15 of 19 Pages

     The first paragraph of Exhibit H is hereby amended by adding the following to the end thereof:

     "John Taylor"

     The fourth paragraph of Exhibit H is hereby amended and restated as follows:

     "(1) Mr. A. Lawrence Groo has shared voting and dispositive power with respect to 324,000 shares of Common Stock that are held in 4 trusts (0.1% of the outstanding Common Stock).

     (2) Mr. John Taylor is not the beneficial owner of any shares of Common Stock."

                              Page 16 of 19 Pages